SEA OTTER SECURITIES GROUP, L.L.C.
STATEMENT OF OPERATIONS
For the Period July 27, 2015 (commencment of operations) through December 31, 2015

Revenue		
Trading revenue	$	1,070,126
Interest		6,418
Total revenue		1,076,544
Expenses		
Bank charges		730
Business licenses and permits		300
Computer and internet		1,000
Depreciation		8,395
Execution fees		213,886
Market data		72,262
Office expenses		100
Professional fees		17,500
Regulatory and exchange fees		3,845
Reimbursement		822
Rent		7,800
Total expenses		326,640
Net income	$	749,904

See Accompanying Notes to Financial Statements